Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended
Subject Company: Gemplus International S.A.
Commission File No. 000-31052
Date: January 10, 2006
On January 10, 2006, Axalto Holding N.V. distributed the following letter to all of its employees.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
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From Olivier Piou, CEO
Dear colleagues,
At the end of 2005 we announced the exciting evolution of Axalto with our merger with Gemplus to form Gemalto. Of course such a major development will take time and key processes for the successful completion of this project are already underway. Your contribution both now as a team member of Axalto, as well as a future member of Gemalto, is critical and so I wanted to ensure you are kept updated as we go along.
The Management Team
As outlined in the SmartView of December 7, 2005 the success of the merger is subject to anti-trust and other regulatory approvals, and work on this aspect has commenced. We are confident that this element of the project will be successful and should be completed during the course of this summer.
In this context I am pleased to announce the first line of management that will be appointed once Gemalto has been formed. This management structure will only be effective once the relevant regulatory approvals have been received and final aspects of the merger completed. However establishing key roles for the future is important so that we can properly plan our integration and are ready to move forward as Gemalto as soon as the necessary approvals are obtained.
Organization:
• The company will be organized in 6 Areas managed by the following Area President:
•	North America, Ernie Berger

•	Latin America, Eric Claudel

•	North Asia, Teck Lee Tan

•	South Asia, Martin McCourt

•	Europe, Jacques Seneca

•	CIS, Middle East, Africa, Xavier Chanay
The Presidents report to Olivier Piou, Chief Executive Officer, and dotted line to Claude Dahan, Executive Vice President Sales.
• The Worldwide Product development, Delivery and Coordination group will be organized and managed by the following Executive Vice Presidents:
•	Telecommunications Product line, Philippe Vallee. Philippe is also in charge of the central R&D

•	Banking and Corporate Security Product line, Philippe Cambriel

•	Identity Product line, Pekka Eloholma

•	Production Coordination, Emmanuel Unguran

•	Sales, Claude Dahan

•	Very Large Accounts, Michel Canitrot

•	Marketing and Communication, Paul Beverly
• The Integration and Business Support staff team is composed of the following Executive Vice Presidents:
•	Chief Financial Officer, Charles Desmartis

•	Chief Administrative Officer, Frans Spaargaren. Frans is responsible for the Integration, Purchasing, Supply Chain, and IT.

•	Strategy & Ventures, Jean Francois Schreiber

•	Merger & Acquisition, Christophe Pagezy

•	Human Resources, Philippe Cabanettes

•	General Counsel and Company Secretary, Jean Pierre Charlet
Next Steps
The publication of the first line of management that will be put in place once Gemalto is created is a key step in setting the agenda for our future. At the same time I would like to remind you that we continue to operate today as Axalto as we did before. During this challenging transition time we need to continue to demonstrate performance that exceeds expectations and provide a firm foundation for our future success as Gemalto.
I will continue to update you on key developments as they occur.
Best regards
Olivier Piou